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                              October 8, 2020

       Charles Follini
       President
       Gateway Garage Partners LLC
       6 West 20th Street
       5th Floor
       New York, NY 10011

                                                        Re: Gateway Garage
Partners LLC
                                                            Amendment No. 3 to
Draft Offering Statement on Form 1-A
                                                            Submitted September
21, 2020
                                                            CIK No. 0001812641

       Dear Mr. Follini:

            We have reviewed your amended draft offering statement and have the following comment.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Draft Offering Statement on Form 1-A

       Information Provided to the Service Provider , page 29

   1. We note your response to comment 3 and reissue it in part. Please disclose what actions the service provider
may take if there is a failure to comply. Additionally, please disclose the fee to be paid to
the service provider.
 Charles Follini
FirstName  LastNameCharles
Gateway Garage  Partners LLCFollini
Comapany
October    NameGateway Garage Partners LLC
        8, 2020
October
Page 2 8, 2020 Page 2
FirstName LastName
        You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Kenneth L. Betts, Esq.